Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 August 9, 2018


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1789
                Diversified Credit Portfolio of ETFs, Series 13
                       File Nos. 333-225746 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comment made during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1789, filed on June 20, 2018 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Diversified Credit Portfolio of ETFs, Series 13 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Risks" section states that certain exchange-traded funds held by the Trust may invest in convertible securities. Please provide corresponding disclosure in the principal investment strategies for the Trust.

     Response: In response to this comment, the second sentence under the "Principal Investment Strategy" section has been revised to state: "Such fixed-income securities may include convertible securities and municipal bonds."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren